SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               SCHEDULE 13D**

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 13)*

                             Terex Corporation
                              (Name of Issuer)

                  Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                  880779103
                               (CUSIP Number)

                              W. Robert Cotham
            201 Main Street, Suite 2600, Fort Worth, Texas  76102
                                (817)390-8400
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              January 11, 1996
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 712,900, which constitutes approximately 6.8% of the total number of shares outstanding, assuming, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,479,200 shares of the Stock outstanding. The number of outstanding shares of the Stock reported in the Issuer's most recent quarterly report on Form 10-Q is 10,300,000.

1.        Name of Reporting Person:

          The Airlie Group L.P.

2.        Check the Appropriate Box if a Member of a Group:

                                                            (a) /   /

                                                            (b) / X /

3.        SEC Use Only

4.        Source of Funds:  WC

5.        Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.        Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power:  235,400 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  235,400 (1)
Person
With
              10.  Shared Dispositive Power:  -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          414,600 (2)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares:
                                                                /   /


13.       Percent of Class Represented by Amount in Row (11): 4.0% (3)

14.       Type of Reporting Person:  PN

----------
(1)       Power is exercised through its sole general partner, EBD L.P.
(2) Assumes conversion of 40,000 shares of the Issuer's Series A Cumulative Redeemable Convertible Preferred Stock into an aggregate of 90,000 shares of the Stock and the exercise of 40,000 warrants to purchase an aggregate of 89,200 shares of the Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,479,200 shares of the Stock outstanding.

1.        Name of Reporting Person:

          EBD L.P.

2.        Check the Appropriate Box if a Member of a Group:

                                                            (a) /   /

                                                            (b) / X /

3.        SEC Use Only


4.        Source of Funds:  Not Applicable

5.        Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.        Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power:  235,400 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  235,400 (1)(2)
Person
With
              10.  Shared Dispositive Power:  -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          414,600 (2)(3)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                /   /

13.       Percent of Class Represented by Amount in Row (11): 4.0% (4)

14.       Type of Reporting Person:  PN

----------
(1) Power is exercised through its two general partners, Dort A. Cameron, III and TMT-FW, Inc.
(2)       Solely in its capacity as the sole general partner of The Airlie
          Group L.P.
(3) Assumes conversion of 40,000 shares of the Issuer's Series A Cumulative Redeemable Convertible Preferred Stock held by The Airlie Group, L.P. into an aggregate of 90,000 shares of the Stock and the exercise of 40,000 warrants to purchase an aggregate of 89,200 shares of the Stock held by The Airlie Group, L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,479,200 shares of the Stock outstanding.

1.        Name of Reporting Person:

          Dort A. Cameron III

2.        Check the Appropriate Box if a Member of a Group:

                                                            (a) /   /

                                                            (b) / X /

3.        SEC Use Only

4.        Source of Funds:  PF

5.        Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Dort A. Cameron III is a citizen of the United States of America.

              7.   Sole Voting Power:  6,000
Number of
Shares
Beneficially  8.   Shared Voting Power:  235,400 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power:  6,000
Person
With
              10.  Shared Dispositive Power:  235,400 (1)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          420,600 (1)(2)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                /   /

13.       Percent of Class Represented by Amount in Row (11): 4.0% (3)

14.       Type of Reporting Person:  IN

----------
(1) Solely in his capacity as one of two general partners of EBD L.P. with respect to all but 6,000 shares.
(2) Assumes conversion of 40,000 shares of the Issuer's Series A Cumulative Redeemable Convertible Preferred Stock held by The Airlie Group, L.P. into an aggregate of 90,000 shares of the Stock and the exercise of 40,000 warrants to purchase an aggregate of 89,200 shares of the Stock held by The Airlie Group, L.P.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,479,200 shares of the Stock outstanding.

1.        Name of Reporting Person:

          TMT-FW, Inc.

2.        Check the Appropriate Box if a Member of a Group:

                                                            (a) /   /

                                                            (b) / X /

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.        Citizenship or Place of Organization:  Texas


              7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  235,400 (1)(2)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power:  235,400 (1)(2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          414,600 (2)(3)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                /   /


13.       Percent of Class Represented by Amount in Row (11): 4.0% (4)

14.       Type of Reporting Person:  CO

----------
(1)       Power is exercised through its President, Thomas M. Taylor.
(2)       Solely in its capacity as one of two general partners of EBD L.P.
(3) Assumes conversion of 40,000 shares of the Issuer's Series A Cumulative Redeemable Convertible Preferred Stock held by The Airlie Group, L.P. into an aggregate of 90,000 shares of the Stock and the exercise of 40,000 warrants to purchase an aggregate of 89,200 shares of the Stock held by The Airlie Group, L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,479,200 shares of the Stock outstanding.

1.        Name of Reporting Person:

          Thomas M. Taylor

2.        Check the Appropriate Box if a Member of a Group:

                                                            (a) /   /

                                                            (b) / X /
3.        SEC Use Only


4.        Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /


6. Citizenship or Place of Organization: Thomas M. Taylor is a citizen of the United States of America.


              7.   Sole Voting Power:  237,300 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  235,400 (2)
Owned By
Each
Reporting     9.   Sole Dispositive Power:  237,300 (1)
Person
With
              10.  Shared Dispositive Power:  235,400 (2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          651,900 (1)(3)(4)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                /   /

13.       Percent of Class Represented by Amount in Row (11): 6.2% (5)

14.       Type of Reporting Person:  IN

----------
(1) Solely in his capacity as President of Thomas M. Taylor & Co. with respect to 237,300 shares.
(2)       Solely in his capacity as President of TMT-FW, Inc.
(3) Solely in his capacity as President of TMT-FW, Inc. with respect to all but 237,300 shares.
(4) Assumes conversion of 40,000 shares of the Issuer's Series A Cumulative Redeemable Convertible Preferred Stock held by The Airlie Group, L.P. into an aggregate of 90,000 shares of the Stock and the exercise of 40,000 warrants to purchase an aggregate of 89,200 shares of the Stock held by The Airlie Group, L.P.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,479,200 shares of the Stock outstanding.

1.        Name of Reporting Person:

          Thomas M. Taylor & Co.

2.        Check the Appropriate Box if a Member of a Group:

                                                            (a) /   /

                                                            (b) / X /

3.        SEC Use Only


4.        Source of Funds:  00 - Margin Account

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.        Citizenship or Place of Organization:  Texas


              7.   Sole Voting Power:  237,300 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  237,300 (1)
Person
With
              10.  Shared Dispositive Power:  -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          237,300

12.       Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares:
                                                                /   /

13.       Percent of Class Represented by Amount in Row (11):  2.3%


14.       Type of Reporting Person:  CO

----------
(1)       Power is exercised through its President, Thomas M. Taylor.

1.        Name of Reporting Person:

          Douglas K. Bratton

2.        Check the Appropriate Box if a Member of a Group:

                                                            (a) /   /

                                                            (b) / X /

3.        SEC Use Only


4.        Source of Funds:  PF

5.        Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e):
                                                                /   /


6.        Citizenship or Place of Organization:  Douglas K. Bratton
              is a citizen of the United States of America.


              7.   Sole Voting Power:  5,000
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  5,000
Person
With
              10.  Shared Dispositive Power:  -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          5,000

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                /   /


13.       Percent of Class Represented by Amount in Row (11): <0.1%(1)


14.       Type of Reporting Person:  IN

1.        Name of Reporting Person:

          Airlie Associates II

2.        Check the Appropriate Box if a Member of a Group:

                                                            (a) /   /

                                                            (b) / X /
3.        SEC Use Only

4.        Source of Funds:  00 - Contributions from its partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.        Citizenship or Place of Organization:  New York


              7.   Sole Voting Power:  50,000 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  50,000 (1)
Person
With
              10.  Shared Dispositive Power:  -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          50,000 (1)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                /   /


13.       Percent of Class Represented by Amount in Row (11):  0.5%


14.       Type of Reporting Person:  PN

----------
(1)       Power is exercised through its managing partner, Elizabeth C.
          Cameron.

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated January 17, 1989, as amended by Amendment No. 1 dated April 26, 1991, Amendment No. 2 dated July 2, 1991, Amendment No. 3 dated June 23, 1992, Amendment No. 4 dated October 6, 1992, Amendment No. 5 dated November 23, 1992, Amendment No. 6 dated December 21, 1992, Amendment No. 7 dated April 2, 1993, Amendment No. 8 dated April 19, 1993, Amendment No. 9 dated December 22, 1993, Amendment No. 10 dated May 25, 1994, Amendment No. 11, dated October 4, 1995 and Amendment No. 12 dated October 19, 1995 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Terex Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

          No material change.

ITEM 2.   IDENTITY AND BACKGROUND.

          No material change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source and amount of funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON        SOURCE OF FUNDS          AMOUNT OF FUNDS

          TAG                Working Capital(1)       $8,700,000.00(2)

          EBD                Not Applicable           Not Applicable

          DAC                Personal Funds           $   61,350.00

          TMT-FW             Not Applicable           Not Applicable

          TMT                Not Applicable           Not Applicable

          Taylor & Co.       Margin Account at
                               Merrill Lynch
                               Pierce Fenner &
                               Smith Incorpor-
                               ated (3)               $3,058,799.96 (4)

          DKB                Personal Funds           $   50,250.00

          AAII               Contributions
                               from Partners          $  502,500.00

          (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

          (2) Such sum includes $1,000,000 expended by TAG to purchase the shares of Preferred Stock and Warrants of the Issuer as described below in
Item 4 under "Recent Transaction", but does not include any funds that may be expended by TAG to acquire additional shares of the Stock for $.01 per share upon exercise of such Warrants. This figure represents the total amount expended by TAG for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect TAG's current net investment in shares of the Stock. The aggregate current net investment of TAG in shares of the Stock is $5,496,610.69.

          (3) Taylor & Co.'s cash obligations pursuant to such margin account purchases were satisfied with Working Capital.

          (4) This figure represents the total amount expended by Taylor & Co. for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect Taylor & Co.'s current net investment in shares of the Stock. The aggregate current net investment of Taylor & Co. in shares of the Stock is $2,660,070.16.

          See Item 4 also.

ITEM 4.   PURPOSE OF TRANSACTION.

          No material change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Paragraph (a) of Item 5 hereby is amended in its entirety to read as follows:

          (a)

          TAG

          The aggregate number of shares of the Stock that TAG may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially is 414,600, which constitutes approximately 4.0% of the 10,479,200 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          EBD

          Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 414,600 shares of the Stock, which constitutes approximately 4.0% of the 10,479,200 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          DAC

          Because of his individual ownership of 6,000 shares of the Stock and his position as one of two general partners of EBD, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 420,600 shares of the Stock, which constitutes approximately 4.0% of the 10,479,200 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          TMT-FW

          Because of its position as one of two general partners of EBD, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 414,600 shares of the Stock, which constitutes approximately 4.0% of the 10,479,200 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          TMT

          In his capacity as President and sole director of each of TMT-FW and Taylor & Co., TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 651,900 shares of the Stock in the aggregate, which constitutes approximately 6.2% of the 10,479,200 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          Taylor & Co.

          The aggregate number of shares of the Stock that Taylor & Co. owns beneficially, pursuant to Rule 13d-3 of the Act, is 237,300, which constitutes approximately 2.3% of the outstanding shares of the Stock.

          DKB

          The aggregate number of shares of the Stock that DKB owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

          AAII

          The aggregate number of shares of the Stock that AAII owns beneficially, pursuant to Rule 13d-3 of the Act, is 50,000, which constitutes approximately 0.5% of the outstanding shares of the Stock.

          To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

          (b)

          TAG

          Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 235,400 shares of the Stock.

          EBD

          In its capacity as the sole general partner of TAG, and acting through its general partners, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 235,400 shares of the Stock.

          DAC

          In his capacity as one of two general partners of EBD, DAC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 235,400 shares of the Stock. DAC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,000 shares of the stock.

          TMT-FW

          In its capacity as one of two general partners of EBD, and acting through its President and sole director, TMT-FW has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 235,400 shares of the Stock.

          TMT

          In his capacity as the President and sole director of TMT-FW, TMT has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 235,400 shares of the Stock. In his capacity as the President and sole director of Taylor & Co., TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 237,300 shares of the Stock.

          Taylor & Co.

          Acting through its President, Taylor & Co. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 237,300 shares of the Stock.

          DKB

          DKB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares of the Stock.

          AAII

          Acting through its managing partner, AAII has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 50,000 shares of the Stock.

          Paragraph (c) of Item 5 hereby is amended in its entirety to read as follows:

          (c) During the past 60 days, TAG has sold shares of the Stock in open market transactions on the New York Stock Exchange, as follows:

                            NO. OF SHARES    PRICE PER
              DATE            SOLD            SHARE

              01-10-96        20,000          $ 4.70
              01-10-96        10,000            4.70
              01-11-96        30,000            4.70
              01-11-96        20,000            4.70

          Except as set forth in this paragraph (c), to the best of the knowledge of each of the filing persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock during the past 60 days.

          (d)-(e)

          No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No material change.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 99.1 -- Agreement Pursuant to Rule 13d-1(f)(l)(iii), filed herewith.

          Exhibit B -- Information with respect to the partners of Trailer, previously filed with Amendment No. 1 to the Schedule 13D.

          Exhibit C -- Loan Agreement dated as of July 13, 1989, between TAG and KCS, previously filed with Amendment No. 1 to the Schedule 13D.

          Exhibit D -- Promissory Note from KCS to TAG, previously filed with Amendment No. 1 to the Schedule 13D.

          Exhibit E -- Pledge Agreement between KCS and TAG, previously filed with Amendment No. 1 to the Schedule 13D.

          Exhibit F -- Agreement dated as of April 25, 1991, among TAG, Trailer, KCS, Holdings, Fruehauf and the Issuer, previously filed with Amendment No. 1 to the Schedule 13D.

          Exhibit G -- Power of Attorney of Trailer, previously filed with Amendment No. 2 to the Schedule 13D.

          Exhibit H -- Exchange Agreement by and among Fruehauf, TAG and Trailer, previously filed with Amendment No. 2 to the Schedule 13D.

          Exhibit I -- Exchange Agreement by and among Fruehauf, the Issuer, TAG, Trailer and KCS, previously filed with Amendment No. 2 to the Schedule 13D.

          Exhibit J -- Exchange Agreement by and among the Issuer, TAG, Trailer and KCS, previously filed with Amendment No. 2 to the Schedule 13D.

          Exhibit K -- Registration Rights Agreement by and among the Issuer, KCS, TAG and Trailer, previously filed with Amendment No. 2 to the Schedule 13D.

          Exhibit L -- Information with respect to the partners of AAII, previously filed with Amendment No. 3 to the Schedule 13D.

          Exhibit M -- Power of Attorney of David A. Sachs, previously field with Amendment No. 3 to the Schedule 13D.

          Exhibit N -- Power of Attorney of Karen R. Sachs, previously filed with Amendment No. 3 to the Schedule 13D.

          Exhibit O -- Power of Attorney of Douglas K. Bratton, previously filed with Amendment No. 3 to the Schedule 13D.

          Exhibit P -- Power of Attorney of Airlie Associates II, previously filed with Amendment No. 5 to the Schedule 13D.

          Exhibit Q -- Press Release of the Issuer issued on April 19, 1993, previously filed with Amendment No. 8 to the Schedule 13D.

          Exhibit 4.1 -- Letter Agreement dated December 20, 1993, between the Issuer and TAG, previously filed with Amendment No. 9 to the Schedule 13D.

          Exhibit 4.2 -- Certificate of Designation of Preferences and Rights of Series A Cumulative Redeemable Convertible Preferred Stock of the Issuer, previously filed with Amendment No. 9 to the Schedule 13D.

          Exhibit 4.3 -- Preferred Stock Registration Rights Agreement dated December 20, 1993, among the Issuer and the signatory parties thereto, previously filed with Amendment No. 9 to the Schedule 13D.

          Exhibit 4.4 -- Warrant Registration Rights Agreement dated December 20, 1993, among the Issuer and the signatory parties thereto, previously filed with Amendment No. 9 to the Schedule 13D.

          Exhibit 4.5 -- Warrant Agreement dated December 20, 1993, between the Issuer and Mellon Securities Trust Company, as Warrant Agent, previously filed with Amendment No. 9 to the Schedule 13D.

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

          Dated:  January 12, 1996

                                  THE AIRLIE GROUP L.P.,
                                  a Delaware limited partnership

                                  By:  EBD L.P.,
                                       a Delaware limited
                                       partnership, General
                                       Partner

                                       By:  TMT-FW, Inc.,
                                            a Texas corporation,
                                            General Partner


                                            By: /s/ W. R. Cotham
                                                W. R. Cotham,
                                                Vice President

                                  EBD L.P.,
                                  a Delaware limited partnership

                                  By:  TMT-FW, Inc.,
                                       a Texas corporation,
                                       General Partner


                                       By: /s/ W. R. Cotham
                                           W. R. Cotham,
                                           Vice President


                                  /s/ W. R. Cotham
                                  W. R. Cotham,

                                  Vice President of:
                                       TMT-FW, INC.
                                       THOMAS M. TAYLOR & CO.

                                  Attorney-in-Fact for:
                                       DORT A. CAMERON III (1)
                                       THOMAS M. TAYLOR (2)
                                       DOUGLAS K. BRATTON (3)
                                       AIRLIE ASSOCIATES II (4)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Douglas K. Bratton previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Airlie Associates II previously has been filed with the Securities and Exchange Commission.